UAN Cultural & Creative Co., Ltd.

102 North Avenue

Mt. Clemens, Michigan 48043

Telephone: (586) 530– 5605

December 19, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	William H. Thompson Accounting Branch Chief
Re:	UAN Cultural & Creative Co., Ltd. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2012 Filed May 16, 2013 File No. 0-51693

Dear :

We are in receipt of your letter dated December 5, 2013 regarding the Company’s annual report on Form 10-K filed on May 16, 2013. Please be advised that the Company intends to provide a full and substantive response to your comments and to file a corresponding amended Form 10-K by December 31, 2013.

Yours truly,

UAN CULTURAL & CREATIVE CO., LTD.

Per:	/s/Parashar Patel
Parashar Patel
Chief Executive Officer